VACCINOGEN, INC.

5300 Westview Drive, Suite 406

Frederick, MD 21703

October 29, 2013

Jeffrey P. Riedler

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vaccinogen, Inc.
Registration Statement on Form S-1 File No. 333-189927

Dear Mr. Riedler:

Vaccinogen, Inc. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 5:00 p.m., Eastern Time, on Thursday, October 31, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VACCINOGEN, INC.

By: /s/ Michael G. Hanna, Jr. Ph.D

Michael G. Hanna, Jr. Ph.D

Chief Executive Officer